**PENNSYLVANIA LINES LLC AND SUBSIDIARIES**
(A wholly owned subsidiary of Consolidated Rail Corporation)

CONSOLIDATED STATEMENTS OF INCOME

| | **Years ended December 31,** | | |
| | **2003** | **2002** | **2001** |
| | ($ in millions) | | |
| **Operating revenues** | $ 349 | $ 340 | $ 331 |
| **Operating expenses** | | | |
| Depreciation | 171 | 171 | 172 |
| Property and other taxes | 5 | 5 | 5 |
| Other operating expenses | -- | 3 | 1 |
| Total operating expenses | 176 | 179 | 178 |
| Operating income | 173 | 161 | 153 |
| Other income – net (Notes 2 and 4) | 23 | 22 | 22 |
| Income before income taxes and accounting change | 196 | 183 | 175 |
| Provision for income taxes (Note 3) | 72 | 67 | 63 |
| Income before accounting change | 124 | 116 | 112 |
| Cumulative effect of change in accounting principle, net of taxes (Note 1) | 23 | -- | -- |
| Net income | $ 147 | $ 116 | $ 112 |

See accompanying notes to consolidated financial statements.

**PENNSYLVANIA LINES LLC AND SUBSIDIARIES**
(A wholly owned subsidiary of Consolidated Rail Corporation)

CONSOLIDATED BALANCE SHEETS

|  | As of December 31, | |
|---|---|---|
|  | **2003** | **2002** |
| **Assets** | ($ in millions) | |
| Current assets: | | |
| Cash and cash equivalents | $ 1 | $ 2 |
| Accounts receivable – NSR (Note 2) | 29 | 29 |
| Due from CRC (Note 2) | 882 | 726 |
| Accounts receivable | 1 | -- |
| Total current assets | 913 | 757 |
| | | |
| Investments (Note 4) | 152 | 142 |
| Properties less accumulated depreciation (Note 5) | 3,406 | 3,541 |
| Notes and accounts receivable – NSR (Note 2) | 723 | 517 |
| | | |
| **Total assets** | $ 5,194 | $ 4,957 |
| | | |
| **Liabilities and member's equity** | | |
| Current liabilities: | | |
| Income and other taxes (Note 3) | $ 391 | $ 287 |
| Payable to CRC | 3 | -- |
| Total current liabilities | 394 | 287 |
| | | |
| Deferred income taxes (Note 3) | 1,132 | 1,148 |
| Environmental obligation to CRC (Note 6) | 46 | 47 |
| Other liabilities | 9 | 9 |
| **Total liabilities** | 1,581 | 1,491 |
| | | |
| Member's equity: | | |
| Additional paid-in capital | 3,059 | 3,059 |
| Retained earnings | 554 | 407 |
| **Total member's equity** | 3,613 | 3,466 |
| | | |
| **Total liabilities and member's equity** | $ 5,194 | $ 4,957 |

See accompanying notes to consolidated financial statements.

## PENNSYLVANIA LINES LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Consolidated Rail Corporation)

### CONSOLIDATED STATEMENTS OF CASH FLOWS

|  | Years ended December 31, | | |
|  | 2003 | 2002 | 2001 |
| --- | --- | --- | --- |
|  | ($ in millions) | | |
| **Cash flows from operating activities** | | | |
| Net income | $ 147 | $ 116 | $ 112 |
| Reconciliation of net income to net cash provided by operating activities: | | | |
| Net cumulative effect of change in accounting principles | (23) | -- | -- |
| Depreciation | 171 | 171 | 172 |
| Deferred income taxes | (31) | (25) | (20) |
| Equity in earnings of affiliates | (10) | (11) | (14) |
| Dividends received from affiliates | -- | -- | 1 |
| Gain and losses on properties | (2) | (2) | (1) |
| Changes in assets and liabilities affecting operations: | | | |
| Accounts receivable – NSR | -- | 6 | -- |
| Other current assets | (1) | 2 | (1) |
| Current liabilities | 107 | 90 | 86 |
| Other – net | (4) | (5) | -- |
| Net cash provided by operating activities | 354 | 342 | 335 |
| **Cash flows from investing activities** | | | |
| Loans to NSR | (271) | (302) | (312) |
| Repayments from NSR | 68 | 90 | 62 |
| Loans to CRC | (156) | (137) | (93) |
| Property sales and other transactions | 4 | 7 | 7 |
| Net cash used for investing activities | (355) | (342) | (336) |
| Net decrease in cash and cash equivalents | (1) | -- | (1) |
| **Cash and cash equivalents** | | | |
| At beginning of year | 2 | 2 | 3 |
| At end of year | $ 1 | $ 2 | $ 2 |

See accompanying notes to consolidated financial statements.

The following notes are an integral part of the consolidated financial statements

## 1. Summary of Significant Accounting Policies

Description of Business

Until consummation of the Conrail Corporate Reorganization (see Note 2), Pennsylvania Lines LLC (PRR LLC), together with its wholly owned, consolidated subsidiaries (collectively PRR), owned approximately 4,880 miles of railroad, principally in the Northeast. In addition, PRR owned, leased, or subleased from its parent, Consolidated Rail Corporation (CRC), locomotives, freight cars, and other railroad equipment. Norfolk Southern Railway Company (NSR), one of the major Eastern railroads, through an Operating Agreement and lease agreements with PRR, operated PRR's railroad and used its equipment (see Note 2).

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in facts and circumstances may result in revised estimates.

Revenues

Operating revenues consist solely of fees and rents associated with the Operating Agreement and lease agreements with NSR. Revenues are recognized when earned.

Cash Equivalents

"Cash equivalents" are highly liquid investments purchased three months or less from maturity.

Investments

Investments where PRR has the ability to exercise significant influence over, but does not control, the entity are accounted for using the equity method in accordance with APB Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock."

Properties

"Properties" are stated principally at cost and are depreciated using group depreciation. The cost (net of salvage, if any) of depreciable property retired or replaced in the ordinary course of business is charged to accumulated depreciation and no gain or loss is recognized.

Asset Impairment

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Expected future cash flows from the use and disposition of long-lived assets are compared to the current carrying amounts to determine the potential impairment loss.

Required Accounting Changes

PRR adopted Financial Accounting Standards Board (FASB) Statement No. 143, "Accounting for Asset Retirement Obligations," (SFAS No. 143) effective Jan. 1, 2003, and recorded a $23 million net adjustment ($38 million before taxes) for the cumulative effect of this change in accounting on years prior to 2003. Pursuant to SFAS No. 143, the cost to remove crossties must be recorded as an expense when incurred; previously these removal costs were accrued as a component of depreciation.

## 2. Related Party Transactions

General

CRC, which is owned by Conrail Inc. (Conrail), was the parent company and sole member of PRR LLC until consummation of the Conrail Corporate Reorganization (see below). Through a jointly owned entity, Norfolk Southern Corporation (NSC), the parent of NSR, and CSX Corporation (CSX), own the stock of Conrail Inc. NSC has a 58% economic interest and 50% voting interest in the jointly owned entity. NSC, as the Manager of PRR LLC, had control of the daily operations of PRR LLC, but certain key decisions, including all modifications and changes to the Operating Agreement, were approved by CRC.

Effective June 1, 1999, the date on which NSR began to operate routes and assets of PRR in accordance with operating and lease agreements, PRR was capitalized with certain railroad property, equipment, inventory and other assets and liabilities contributed by CRC. These transfers were recorded at historical cost and were reflected as noncash capital contributions.

Conrail Corporate Reorganization

On Aug. 27, 2004, NSC, CSX and Conrail completed a reorganization of Conrail (Conrail Reorganization), which established direct ownership and control by NSR of PRR. Prior to the Conrail Reorganization, NSR operated the routes and assets of PRR in accordance with operating and lease agreements. The Operating Agreement governed substantially all track assets to be operated by NSR and had an initial 25-year term, renewable at the option of NSR for two five-year terms. Payments under the Operating Agreement were subject to adjustment every six years to reflect changes in value. PRR also leased or subleased to NSR for varying terms a number of equipment assets. CRC leased or subleased a portion of these equipment assets to PRR at nominal rates. Costs necessary to operate and maintain the PRR assets, including leasehold improvements, were borne by NSR. Pursuant to the Conrail Reorganization, the operating and lease agreements were terminated and PRR was merged into NSR. In connection with the Conrail Reorganization, NSC, CSX and Conrail obtained a ruling from the Internal Revenue Service (IRS) regarding certain tax matters, and the Surface Transportation Board (STB) approved the transaction.

Immediately prior to the Conrail Reorganization, the non-interest bearing advances to CRC (which are included in "Due from CRC" on the Consolidated Balance Sheets) were distributed to Conrail. Pursuant to the tax sharing agreement among NSC, CSX and Green Acquisition Corp. (Green), a holding company of Conrail, Green assumed responsibility for PRR's pre-reorganization income tax liabilities (which are included in "Income and other taxes payable" in the Consolidated Balance Sheets).

Accounts Receivable – NSR

"Accounts receivable – NSR" reflects amounts due under the Operating Agreement and lease agreements discussed above.

Notes and Accounts Receivable – NSR

A significant portion of the payments received from NSR was loaned back by a subsidiary of PRR under a note due in 2032. As a result, loans totaling $716 million and $513 million as of Dec. 31, 2003 and 2002, respectively, are included in "Notes and Accounts Receivable – NSR". The interest rate for the notes is variable and was 1.7% and 1.8% at Dec. 31, 2003 and 2002, respectively. "Other income — net" included interest income related to these notes of $10 million in 2003, $10 million in 2002 and $7 million in 2001.

## 3. Provision for Income Taxes

|  | 2003 | 2002 | 2001 |
|---|---|---|---|
|  | *($ in millions)* | | |
| Current | | | |
| Federal | $ 86 | $ 77 | $ 70 |
| State | 17 | 15 | 13 |
| Total current taxes | 103 | 92 | 83 |
| Deferred | | | |
| Federal | (26) | (21) | (17) |
| State | (5) | (4) | (3) |
| Total deferred taxes | (31) | (25) | (20) |
| Provision for income taxes | $ 72 | $ 67 | $ 63 |

Reconciliation of Statutory Rate to Effective Rate

Total income taxes as reflected in the Consolidated Statements of Income differ from the amounts computed by applying the statutory federal corporate rate as follows:

|  | 2003 | | 2002 | | 2001 | |
|---|---|---|---|---|---|---|
|  | **Amount** | **%** | **Amount** | **%** | **Amount** | **%** |
| Federal income tax at statutory rate | $ 69 | 35 | $ 64 | 35 | $ 61 | 35 |
| State income taxes, net of federal tax benefit | 7 | 4 | 7 | 4 | 7 | 4 |
| Equity in earnings of affiliates | (4) | (2) | (4) | (2) | (5) | (3) |
| Provision for income taxes | $ 72 | 37 | $ 67 | 37 | $ 63 | 36 |

PRR is included in the consolidated federal income tax return of Conrail. The provision for current income taxes is recorded on a separate company basis in accordance with a tax sharing agreement with Conrail.

Deferred Tax Assets and Liabilities

Certain items are reported in different periods for financial reporting and income tax purposes. Deferred tax assets and liabilities are recorded in recognition of these differences. Management believes the deferred tax assets will be realized. Substantially all of the temporary differences that give rise to the deferred tax liability recorded on the Consolidated Balance Sheets are related to "Properties."

## 4. Investments

"Investments" is comprised of common stock interests in companies where PRR has the ability to exercise significant influence over, but does not control, the entity. Accordingly, "Other income — net" includes amounts for PRR's equity in the earnings and losses of such companies of $10 million in 2003, $11 million in 2002 and $14 million in 2001.

## 5.  Properties

|  | December 31, | | | |
|  | 2003 | | 2002 | |
|  | ($ in millions) | | | |
| Railway property: | | | | |
| Roadway | $ | 4,035 | $ | 4,066 |
| Equipment | | 992 | | 1,009 |
| Other property | | 30 | | 30 |
| | | 5,057 | | 5,105 |
| Less accumulated depreciation | | (1,651) | | (1,564) |
| Net properties | $ | 3,406 | $ | 3,541 |

## 6.  Commitments and Contingencies

In accordance with the Transaction Agreement dated as of June 10, 1997, by and among CSX, CSX Transportation, Inc., NSC, NSR, Conrail, CRC and CRR Holdings LLC, as amended, which sets out the terms for the formation of PRR LLC and its subsequent operations, PRR administers and funds the environmental liabilities that relate predominately to the PRR assets that CRC contributed to PRR effective June 1, 1999, subject to certain reimbursement by CRC.  As of Dec. 31, 2003 and 2002, PRR's balance sheet includes in "Environmental obligation to CRC" a reserve for environmental exposures, which is PRR's estimate of the probable cleanup and remediation costs based on available information at a number of identified locations.

Estimates of PRR's ultimate potential financial exposure for environmental liabilities are necessarily imprecise because of the widely varying costs of currently available cleanup techniques, the difficulty of determining in advance the nature and full extent of contamination and evolving statutory and regulatory standards governing liability.  Because environmental problems may exist on PRR's properties that are latent or undisclosed, there can be no assurance that PRR will not incur environmentally related costs with respect to one or more of them, the amount and materiality of which cannot be estimated reliably at this time.  Moreover, lawsuits and claims involving these and other now-unidentified environmental sites and matters are likely to arise from time to time.  The resulting liabilities could have a significant effect on financial condition, results of operations or liquidity in a particular year.

However, based on its assessments of the facts and circumstances now known, PRR believes that it has recorded the probable costs for dealing with those environmental matters of which it is aware.  Further, PRR believes that it is unlikely that any identified matters, either individually or in the aggregate, will have a material adverse effect on PRR's financial position, results of operations or liquidity.

Report of Independent Registered Public Accounting Firm

Member and Manager
Pennsylvania Lines LLC:

We have audited the accompanying consolidated balance sheets of Pennsylvania Lines LLC and subsidiaries (a wholly owned subsidiary of Consolidated Rail Corporation) as of December 31, 2003 and 2002, and the related consolidated statements of income and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pennsylvania Lines LLC and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

As discussed in note 1 to the consolidated financial statements, effective January 1, 2003 the Company adopted Financial Accounting Standards Board Statement No. 143, *Accounting for Asset Retirement Obligations*.


/s/ KPMG LLP
Norfolk, Virginia
November 10, 2004